AMNIS SYSTEMS INC.
                              3450 Hillview Avenue
                           Palo Alto, California 94304
                                 (650) 855-0200




                                                     June 18, 2003




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      Amnis Systems Inc. (the "Company")
                           Amendment No. 1 to Form SB-2 filed July 26, 2002 File No. 333-97217

Ladies and Gentlemen:

     We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company has amended the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming at 212-930-9700.

     Thank you for your assistance in this matter.


                                            AMNIS SYSTEMS INC.


                                            By: /s/ Scott Mac Caughern
                                                    Scott MacCaughern
                                                    President